

April 18, 2012

Via E-mail
Patrick Avery
Chief Executive Officer
Prospect Global Resources Inc.
1621 18th Street
Suite 260
Denver, CO 80202

> **Re: Prospect Global Resources Inc.**
> **Registration Statement on Form S-3**
> **Filed March 30, 2012**
> **File No. 333-180492**

Dear Mr. Avery:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Warrants, page 19

1. We note that you may issue warrants for the purchase of common stock, preferred stock, debt securities or other securities. Please tell us supplementally whether these "other securities" consist of securities that are being registered pursuant to this registration statement, will be registered on a future registration statement, or will be not be registered pursuant to an applicable exemption. This comment also applies to the reference to "other securities" in the Description of Purchase Contracts on page 20. Please note that we may have additional comments after reviewing your response.

Exhibit 5.1 – Legal Opinion of Brownstein Hyatt Farber Schreck, LLP

2. On page 19 of the registration statement, we note that the company states that it may issue warrants for the purchase of common stock, preferred stock, debt securities or other

securities. Please arrange for counsel to revise its opinion so that its description of the warrants is consistent with the company's description.

3. In the second full paragraph on page two, we note that counsel's assumption regarding each natural person is incomplete. Please arrange for counsel to include its full assumption.

4. In paragraph 7, please arrange for counsel to opine that the depositary shares will be validly issued and will entitle the holders to the rights specified in the depositary share and Depositary Agreement.

5. Please arrange for counsel to remove the assumptions contained in (b) and (c) of paragraph 8. As counsel is opining on the common stock, preferred stock, debt securities, purchase contracts, warrants and rights that will compose the units, it is inappropriate for counsel to assume the legality of these securities when they are issued in units.

6. We note that counsel limits its opinion to matters of Nevada law and United States federal jurisprudence. Please revise the opinion so that counsel is opining on New York state law with respect to the debt securities as the indentures will be governed by New York state law and on the law of any other jurisdiction that governs the agreements for each security being registered.

7. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. Refer to Question 212.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Jeffrey M. Knetsch (via e-mail)
Brownstein Hyatt Farber Schreck, LLP